CYPHERPUNK HOLDINGS ANNOUNCES SUCCESSFUL COMPLETION OF NORMAL COURSE ISSUER BID

Toronto, Ontario - June 12, 2024 - Cypherpunk Holdings Inc. (CSE: HODL) (OTC Pink: CYFRF) (the "Company") is pleased to announce the successful completion of its Normal Course Issuer Bid ("NCIB"), initially announced on February 20, 2024.

Under the NCIB, the Company has purchased and cancelled a total of 7,603,343 common shares at an average price of CAD $0.1228 per share. These shares represent approximately 5% of the Company's issued and outstanding common shares as of the commencement of the NCIB. The Company believes that the NCIB was a prudent use of its financial resources and reflects its confidence in the long-term value of the business.

In addition, the Company has sold an additional 1,507,692 shares of Animoca Brands for net consideration of USD $980,000. Furthermore, Cypherpunk Holdings Inc. has acquired 6,131 Solana (SOL) at an average price of USD $163.11.

Following a comprehensive review, as detailed in the press release dated March 11, 2024, Cypherpunk Holdings has determined to continue its operations within the cryptocurrency sector. The Company recognizes the substantial financial opportunities within the cryptocurrency and blockchain industry and will strategically pursue these prospects. Further updates on the Company's future direction will be provided in due course.

About Cypherpunk Holdings Inc.

Cypherpunk Holdings is dedicated to investing in companies, technologies, and protocols within the blockchain ecosystem. With a strategic focus on cryptocurrency and blockchain innovation, the Company leverages its extensive industry expertise to identify and support high-potential opportunities in the digital asset space.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information, and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Officer/Director Contact:
Doug Harris
Chief Financial Officer
doug@cypherpunkholdings.com